UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 10, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk to streamline operations and reinvest for growth

•	Transformation to increase speed and redirect resources to growth opportunities within diabetes and obesity, aiming at reaching millions of untreated patients
•	Intention to reduce ~9,000 roles globally with the expectation to deliver DKK 8bn of annualised savings by the end of 2026

•	One-off restructuring costs of DKK 8bn leading to an updated full-year 2025 operating profit growth outlook of 4–10% at CER

Bagsværd, Denmark, 10 September 2025 – Novo Nordisk today announced a company-wide transformation to simplify its organisation, improve the speed of decision-making, and reallocate resources towards the company’s growth opportunities in diabetes and obesity. As part of the transformation, Novo Nordisk intends to reduce the global workforce by approximately 9,000 of the 78,400 positions in the company, with around 5,000 reductions expected in Denmark.

The transformation reflects the Company’s commitment to meet rising global demand while also competing in a more dynamic and consumer-driven obesity market, as evidenced by the recent slowdown in growth. Over the past years, Novo Nordisk’s rapid scaling has increased organisational complexity and costs. The transformation aims at addressing that complexity, so Novo Nordisk can invest more behind its science, commercial capabilities and manufacturing ramp-up – aiming to reach the millions of people who remain untreated.

Mike Doustdar, Novo Nordisk president and CEO, said: “As the global leader in obesity and diabetes, Novo Nordisk delivers life-changing products for patients worldwide. But our markets are evolving, particularly in obesity, as it has become more competitive and consumer-driven. Our company must evolve as well. This means instilling an increased performance-based culture, deploying our resources ever more effectively, and prioritising investment where it will have the most impact – behind our leading therapy areas.”

Investment priorities, timing and further initiatives

The workforce reduction is expected across the Company, including staff areas and headquarters functions, and is expected to deliver total annualised savings of around DKK 8 billion by the end of 2026. The savings will be redirected to growth opportunities in diabetes and obesity, including commercial execution initiatives and R&D programmes. The implementation will begin immediately, and the Company expects to communicate with affected employees over the next few months, pending negotiations as per local legal labour market requirements. Further, additional initiatives are to be implemented to enhance organisational focus, performance culture and speed of decision-making as well as cost efficiencies.

Novo Nordisk President and CEO Mike Doustdar added: “It is always difficult to see talented and valued colleagues go, but we are convinced that this is the right thing to do for the long-term success of Novo Nordisk. We need a shift in our mindset and approach so we can be faster and more agile. Our transformation plan is designed to deliver this. By realigning our resources now, we will be able to prioritise investments to drive sustainable growth and future innovation for the millions of patients with chronic diseases globally, particularly in diabetes and obesity.”

One-off financial implications

TThe company-wide transformation comes with an expected DKK 8 billion in net one-off restructuring costs, including impairment charges. Restructuring costs of around DKK 9 billion will be incurred in the third quarter of 2025, countered by savings of around DKK 1 billion in the fourth quarter. Consequently, Novo Nordisk expects an estimated one-off negative impact of around 6 percentage points on full-year operating profit growth at CER in 2025 compared to the operating profit outlook issued 6 August.

Outlook 2025	Expectations 10 September	Expectations 6 August
Operating profit growth (EBIT) at CER	4-10%	10-16%
Depreciation, amortisation and impairment losses	Around DKK 21 billion	Around DKK 17 billion

This change in expectations for 2025 only factors in the one-off restructuring costs described above. The forward-looking statements section on page 26 in the Financial report for the first six months of 2025 (Company Announcement No 20/2025) also apply to this company announcement. Novo Nordisk’s disclosure of the financial results for the first nine months of 2025 and financial outlook for 2025 will be published on 5 November.

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 78,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Publication of inside information pursuant to Market Abuse Regulation, Article 17.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com	Max Ung +45 3077 6414 mxun@novonordisk.com

Christoffer Sho Togo Tullin +45 3079 1471 cftu@novonordisk.com	Alex Bruce +45 3444 2613 axeu@novonordisk.com	Frederik Taylor Pitter +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 26 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 10, 2025	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer